SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              -------------------

                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 1


                          Nielsen Media Research, Inc.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                  Delaware                           06-1450569
----------------------------------------   ------------------------------------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


     299 Park Avenue, New York, New York                       10171
     ------------------------------------                   ----------
 (Address of principal executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                     None
-------------------------------------------------------------------------------
                               (Title of Class)


Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class            Name of each exchange on which
     to be so registered            each class is to be registered
     --------------------           -------------------------------

Preferred Stock Purchase Rights          New York Stock Exchange

Item 1.  Description of Securities to be Registered
         -------------------------------------------

          On August 15, 1999, Nielsen Media Research, Inc. (the "Company"), VNU USA, Inc. ("Parent") and Niner Acquisition, Inc. ("Purchaser") entered into an Agreement and Plan of Merger, dated as of August 15, 1999 (the "Merger Agreement"). The Merger Agreement provides, among other things, that
(i) Purchaser will commence an offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated October 15, 1996, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), and (ii) after the consummation of the Offer, Purchaser would be merged with and into the Company as soon as practicable (the "Merger").

          In connection with the Merger Agreement, the Company executed an amendment (the "Rights Amendment") to the Rights Agreement, dated August 15, 1999. The Rights Amendment provides that (a) neither a "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur, and none of Parent, Purchaser nor any of their affiliates or associates will be deemed to be an "Acquiring Person" (as such terms are defined in the Rights Agreement"), by reason of the execution or delivery of the Merger Agreement or the consummation of the transactions to be effected pursuant to the Merger Agreement and (b) the Rights will expire immediately prior to the consummation of the Offer.

          A summary of the Rights as amended follows.

                               Summary of Rights
                               -----------------

          On October 15, 1996, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was paid on October 23, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $210 per share (the "Purchase Price"), subject to adjustment.

          Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions an "Acquiring Person", which term shall not include Parent, Purchaser or any of their affiliates or associates which would otherwise become Acquiring Persons solely by reason of: (x) the approval,

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

execution or delivery of the Merger Agreement or (y) the consummation of the Offer or the Merger in accordance with the Merger Agreement) have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date", which date shall not be deemed to have occurred solely by reason of: (x) the approval, execution or delivery of the Merger Agreement or (y) the consummation of the Offer or the Merger in accordance with the Merger Agreement), the Rights will be evidenced by such Common Stock certificate together with a copy of this Summary of Rights.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on (i) October 23, 2006 (the "Final Expiration Date"),
(ii) immediately prior to the time at which the consummation of the Offer occurs or (iii) at the time the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

          The Purchase Price payable, and the number or shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred

Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

          The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

          Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

          Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

          In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

          In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold (other than pursuant to the Offer or the Merger in accordance with the Merger Agreement), proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of the Company's preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

          At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.


Item 2.  Exhibits
         --------

          1. Rights Agreement, dated as of October 15, 1996, between the Company and First Chicago Trust Company of New York which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the

               Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock or the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which they would result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock.*

          2. Amendment, dated as of August 15, 1999, to Rights Agreement, dated as of October 15, 1996, between the Company and First Chicago Trust Company of New York, as Rights Agent.

     ____________________________

     *Previously Filed

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NIELSEN MEDIA RESEARCH, INC.


                                    By:   /s/ Thomas W. Young
                                         ------------------------------------
                                           Name: Thomas W. Young
                                           Title:   Chief Financial Officer

August 17, 1999

                                 EXHIBIT INDEX


Exhibit No.                    Description
-----------                    -----------

     1. Rights Agreement, dated as of October 15, 1996, between the Company and First Chicago Trust Company of New York which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock or the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which they would result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock.*

     2. Amendment, dated as of August 15, 1999, to Rights Agreement, dated as of October 15, 1996, between the Company and First Chicago Trust Company of New York, as Rights Agent.



     ____________________________

     *Previously Filed

                                                                    EXHIBIT 2




          AMENDMENT, dated as of August 15, 1999 (the "Amendment"), to the Rights Agreement, dated as of October 15, 1996, (the "Rights Agreement"), between Niner, Inc., a Delaware Corporation (formerly known as the Cognizant Corporation, the "Company"), and First Chicago Trust Company of New York, a Delaware corporation, as Rights Agent (the "Rights Agent").

                                   RECITALS

          The Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

          The Company, Niner Acquisition, Inc., a Delaware corporation ("Purchaser"), and VNU USA, Inc., a Delaware corporation, ("Parent"), are entering into an Agreement and Plan of Merger, dated as of August 15, 1999 (as amended or supplemented from time to time, the "Merger Agreement") contemplating a tender offer and merger pursuant to which Purchaser shall make an offer to purchase all of the outstanding common stock, par value $.01 per share, of the Company (the "Offer"), and, after the consummation of the Offer, Purchaser shall be merged with and into the Company (the "Merger");

          Pursuant to Section 27 of the Rights Agreement, the Company may in its sole and absolute discretion, and the Rights Agent shall, if the Company so directs, supplement and amend the Rights Agreement;

          The Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing and the Company and the Rights Agent desire to evidence such amendment in writing; and

          All acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

          1. Amendment of Section 1. (a) The definition of "Acquiring Person" in Section 1(a) of the Rights Agreement is amended by adding the following sentence at the end thereof:

          "Notwithstanding anything in this Agreement to the contrary, neither Viking USA, Inc. ("Parent"), Niner Acquisition, Inc. ("Purchaser"), nor any of their Affiliates or Associates shall be deemed to be an Acquiring Person solely by virtue of (i) the approval, execution or delivery of the Merger Agreement, (ii) the consummation of the Offer or the Merger in accordance with the provisions of the Merger Agreement or (iii) the consummation of any other transaction to be effected pursuant to the Merger Agreement in accordance with the provisions thereof."

          (b) Section 1 of the Rights Agreement is supplemented by adding the following definitions in the appropriate locations therein:

               "Agreement" shall mean this Rights Agreement between Nielsen Media Research, Inc. (formerly Cognizant Corporation), a Delaware corporation, and First Chicago Trust Company of New York, as Rights Agent, amended as of August 15, 1999, and as may be amended thereafter from time to time.

               "Merger" shall have the meaning set forth in the Merger
          Agreement.

               "Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of August 15, 1999, between the Company, Parent and Purchaser, as it may be amended, supplemented or replaced from time to time.

               "Offer" shall have the meaning set forth in the Merger
          Agreement.

          (c) The definition of "Stock Acquisition Date" in Section 1(q) of the Rights Agreement is amended by adding the following sentence at the end thereof:

          "Notwithstanding anything in this Agreement to the contrary, a Stock Acquisition Date shall not be deemed to have occurred solely as the result of (i) the approval, execution or delivery or public announcement of the approval, execution or delivery of the Merger Agreement,
          (ii) the consummation of the Offer or the Merger in accordance with the provisions of the Merger Agreement or any public announcement relating thereto or (iii) the consummation of any other transaction to be effected pursuant to the Merger Agreement in accordance with the provisions thereof or any public announcement relating thereto."

          2. Amendment of Section 3(a). Section 3(a) of the Rights Agreement is amended by adding the following proviso at the end of the first sentence:

          "; provided that, notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely as the result of (i) the approval, execution or delivery of or public announcement of the approval, execution or delivery of the Merger Agreement, (ii) the commencement or consummation of the Offer or the consummation of the Merger in accordance with the provisions of the Merger Agreement or any public announcement relating thereto or
          (iii) the consummation of any other transaction to be effected pursuant to the Merger Agreement in accordance with the provisions thereof or any public announcement relating thereto."

          3.   Amendment of Section 7(a).  Clauses numbered (i), (ii) and
(iii) in Section 7(a) of the Rights Agreement are hereby deleted and replaced in their entirety as follows:

          (i) the close of business on October 23, 2006 (the "Final Expiration Date"), (ii) immediately prior to the time at which the consummation of the Offer occurs, (iii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date") or (iv) the time at which the Rights are exchanged as provided in Section 24 hereof.

          4. Amendment of Section 11(a)(ii). Section 11(a)(ii) of the Rights Agreement is amended by adding the following sentence at the end thereof:

          "Notwithstanding anything in this Agreement to the contrary, none of (i) the execution, delivery or approval of the Merger Agreement, (ii) the consummation of the Offer or the Merger in accordance with the provisions of the Merger Agreement or (iii) the consummation of any other transaction to be effected pursuant to the Merger Agreement in accordance with the provisions of the Merger Agreement shall cause the Rights to be adjusted or become exercisable in accordance with this Section 11(a)(ii)."

          5. Amendment of Section 13(a). Section 13(a) of the Rights Agreement is amended by adding the following sentence at the end thereof:

          "Notwithstanding anything in this Agreement to the contrary, none of (i) the execution, delivery or approval of the Merger Agreement, (ii) the consummation of the Offer or the Merger in accordance with the provisions of the Merger Agreement or (iii) the consummation of any other transaction to be effected pursuant to the Merger Agreement in accordance with the provisions of the Merger Agreement shall be deemed an event of the type described in clauses (i), (ii) or (iii) of this Section 13(a) and shall not cause the Rights to be adjusted or exercisable in accordance with the terms of this Agreement."

          6. Amendment of Section 29. Section 29 of the Rights Agreement is amended by adding the following sentence at the end thereof:

          "Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of the execution, delivery or approval of the Merger Agreement or by virtue of the commencement or consummation of any of the transactions to be effected pursuant to the Merger Agreement in accordance with the provisions of the Merger Agreement."

          7. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

          8. Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

Attest:                                  NIELSEN MEDIA RESEARCH, INC.




By:   /s/ Jaclyn L. Mintz                By:   /s/ Stephen J. Boatti
    ---------------------------              ---------------------------------
     Name: Jaclyn L. Mintz                    Name: Stephen J. Boatti
                                              Title: Senior Vice President and
                                                        Chief Legal Officer





Attest:                                  FIRST CHICAGO TRUST COMPANY
                                           OF NEW YORK, As Rights Agent



By:   /s/ Michael S. Duncan              By:   /s/ Craig Broomfield
    ---------------------------              ---------------------------------
     Name: Michael S. Duncan                   Name: Craig Broomfield
     Title:  Director, Corporate Actions       Title:  Senior Account Manager




















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